# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evotec SE, CIK 0001412558
CUSIP: 30050E105
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: Essener Bogen 7, Hamburg, Germany (2M), 22419
Date of event which requires filing of this statement: 03/30/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001426156
Persons authorized to receive notices and communications: David N. Smith, Jr., 590 Madison Avenue, 31st Floor, New York, New York (NY), 10022, 212-486-3211

## Reporting persons
- MAK Capital Fund LP (CIK 0001426156): type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 12,503,512; sole dispositive power 0; shared dispositive power 12,503,512; aggregate amount beneficially owned 12,503,512 (7% of the class)
  Comment: For Item 13:
  
  The calculation is based upon 177,877,782 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of March 30, 2026, as reported by the Issuer on its website.
- MAK Capital One L.L.C. (CIK 0001385702): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,503,512; sole dispositive power 0; shared dispositive power 12,503,512; aggregate amount beneficially owned 12,503,512 (7% of the class)
  Comment: For item 13:
  
  The calculation is based upon 177,877,782 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of March 30, 2026, as reported by the Issuer on its website.
- Michael A. Kaufman (CIK 0001426157): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,503,512; sole dispositive power 0; shared dispositive power 12,503,512; aggregate amount beneficially owned 12,503,512 (7% of the class)
  Comment: For item 13:
  
  The calculation is based upon 177,877,782 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of March 30, 2026, as reported by the Issuer on its website.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share
Name of issuer: Evotec SE
Address of issuer's principal executive offices: Essener Bogen 7, Hamburg, Germany (2M), 22419

## Item 2. Identity and Background
Name of person filing:
(i) MAK Capital Fund LP, a Bermuda limited partnership ("MAK Fund"), with respect to the shares of the Issuer's ordinary shares, no par value per share, (the "Shares"), directly and beneficially owned by it;

(ii) MAK Capital One L.L.C., a Delaware limited liability company ("MAK Capital"), as the investment manager of MAK Fund and with respect to the Shares beneficially owned by it; and

(iii) Michael A. Kaufman, as Managing Member of MAK Capital (collectively with MAK Fund and MAK Capital, "MAK").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda. The principal business address of MAK Capital and Mr. Kaufman is 590 Madison Avenue, 31st Floor, New York, NY 10022.
Present principal occupation or employment: The principal business of MAK Fund is investing in securities. The principal business of MAK Capital is serving as the investment manager of MAK Fund. The principal business of Mr. Kaufman is serving as the managing member of MAK Capital.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: MAK Fund is organized under the laws of Bermuda. MAK Capital is organized under the laws of the State of Delaware. Mr. Kaufman is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by MAK Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 12,503,512 Shares beneficially owned by MAK Fund is approximately 72,334,719 euros, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 30, 2026 representatives of MAK had a telephonic conversation with Prof. Dr. Iris Low-Friedrich, the Chairwoman of the Supervisory Board of the Issuer. During the call, MAK's representatives expressed their views regarding potential strategic and governance improvements at the Issuer designed to enhance long-term shareholder value. MAK requested that the Issuer consider nominating Dr. Wolfgang Hofmann to the Issuer's Supervisory Board. MAK also requested that the Issuer consider immediate steps to IPO and subsequently spin out the Just-Evotec Biologics US subsidiary. No agreement or understanding was reached with respect to these matters, and the Issuer has not committed to any specific actions.

MAK believes that changes to Evotec's current strategy and governance are warranted. MAK intends to continue to actively engage with the Management and Supervisory Boards regarding such matters and may from time to time consider various alternatives to enhance shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 177,877,782 Shares (including Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of March 30, 2026, as reported by the Issuer on its website.

As of the date hereof, MAK Fund beneficially owns directly 12,503,512 Shares, representing approximately 7.0% of the outstanding Shares.

MAK Capital, as the investment manager of MAK Fund, may be deemed to beneficially own the 12,503,512 Shares beneficially owned directly by MAK Fund, representing approximately 7.0% of the outstanding Shares. Mr. Kaufman, as the Managing Member of MAK Capital, may be deemed to beneficially own the 12,503,512 Shares beneficially owned directly by MAK Fund, representing approximately 7.0% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of MAK Fund, MAK Capital and Mr. Kaufman may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by MAK Fund.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 30, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities in the Last 60 Days.

99.1 - Joint Filing Agreement, dated March 30, 2026.

## Signatures
- MAK Capital Fund LP: /s/ Michael A. Kaufman, Managing Member (03/30/2026)
- MAK Capital One L.L.C.: /s/ Michael A. Kaufman, Managing Member (03/30/2026)
- Michael A. Kaufman: /s/ Michael A. Kaufman, Michael A. Kaufman (03/30/2026)